Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 122
dated October 25, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – November 22, 2006

PLUS due March 20, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the Standard & Poor’s 500® Index

Original Issue Price	:	$10 per PLUS

Leverage Factor	:	200%

Maximum Payment at Maturity	:	11.35 per PLUS

Aggregate Principal Amount	:	$10,750,000

Initial Index Value	:	1,406.09

Pricing Date	:	November 22, 2006

Original Issue Date (Settlement Date)	:	November 30, 2006

Index Valuation Date	:	March 18, 2008

Listing	:	AMEX

Ticker Symbol	:	SPU

CUSIP	:	61748A379

Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500®” and “S&P 500 Index®” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. “Performance Leveraged Upside Securities” and “PLUS” are our service marks. The PLUS based on the S&P are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the PLUS.

Preliminary Terms No. 122 dated October 25, 2006
Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006